

Mail Stop 4631

February 22, 2010

By U.S. Mail and Facsimile

Mr. Fortunato Villamagna
Chief Executive Officer
UTEC, Inc.
7230 Indian Creek Lane, Suite 201
Las Vegas, NV 89149

> **Re:** **UTEC, Inc.**
> **Amendment No. 3 to Form 10-12G Filed November 3, 2009**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2008**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q/A for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Form 10-Q/A for the Fiscal Quarter Ended September 30, 2009**
> **File No. 000-53241**

Dear Mr. Villamagna:

 We have reviewed your response letter dated February 9, 2010 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-Q/A for the Fiscal Quarter Ended March 31, 2009
Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009
Form 10-Q/A for the Fiscal Quarter Ended September 30, 2009

Item 4T. Controls and Procedures

1. In your amendments to your Forms 10-Q, you stated that, "based on this evaluation, management concluded that the Company's internal control over financial reporting was not effective…." It appears that you have used the wrong terminology in your documents and should refer to "disclosure controls and procedures." In this regard, please revise future filings to state that "based on this

evaluation, management concluded that the Company's <u>disclosure controls and procedures</u> were not effective…" See Item 307 of Regulation S-K for guidance.

*   *   *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief